

KINECT AIR

ACCESSIBLE, AFFORDABLE & SUSTAINABLE PERSONAL AIR MOBILITY

OPEN THE SKIES

NO FORCE ON EARTH CAN STOP AN IDEA WHOSE TIME HAS COME. - VICTOR HUGO

*AIR TRAVEL WILL CHANGE MORE IN THE NEXT **5** YEARS...*




HELVETIA
2FR
+1FR
SWISSAIR
PRO AERO 1972
B. WALTENSPÜL
COURVOISIER S.A

*...THAN IN ALL OF THE LAST **50**.*

COMMERCIAL AIR TRAVEL IS...


INEFFICIENT


ProVision
ATD
INDIFFERENT


FRUSTRATING

...FORCING **70%** OF AIR TRAVEL INTO **JUST 30 AIRPORTS.**



FLYING **PRIVATE** REMAINS INACCE$$IBLE EXCEPT TO THE **0.1%** WEALTHIEST - ACCESSING ALL **5000** U.S. AIRPORTS.

SUSTAINABLE AVIATION SOLUTIONS ARE **LONG OVERDUE...**



...BUT EXACT TIMELINES FOR REGULATORY APPROVAL ARE **UNCLEAR**.




F-WILE


AIR



2022

HYBRID
RANGE (GEN 1)
600 - 800 MILES

2025

ELECTRIC (ECTOL)
RANGE (GEN 1)
600 - 1000 MILES

2030

HYDROGEN (ECTOL)
RANGE (GEN 1)
600 - 1000 MILES

2035

EVTOL
RANGE (GEN 1)
60 - 300 MILES

SILOS ARE WAITING TO BE ***CONNECTED***.

Uber
lyft

*When will tech move the best aircraft of today to where **PASSENGERS** need them, on-demand?*

airbnb
TURO

*When will the sharing economy unlock the value of idle assets for **AIRPLANE OWNERS**?*

toptal

*When will experienced, professional **PILOTS** get to determine when, where & how they want to work?*

KINECTAIR







YOU NEVER CHANGE THINGS BY FIGHTING THE EXISTING REALITY.
TO CHANGE SOMETHING, BUILD A NEW MODEL
THAT MAKES THE EXISTING MODEL OBSOLETE.
— B. FULLER

UNBEATABLE

AIR MOBILITY ON-DEMAND. BY APP, FROM YOUR PHONE.



Lassen National Forest
Chico
Reno
Yuba City
Lincoln
Sacramento
Stockton
Turlock
A San Carlos Airport KSQL
B Truckee-Tahoe Airport KTKF
1 flying
Monday, October 4
3h 39m / 208 mi
2h 2m / $177
1h 6m
CIRRUS SR22T
600 mi. range
seats 3
$990
PILATUS PC-12
1500 mi. range
seats 6
$2,300
RESERVE NOW for $330/seat



SAN FRANCISCO

3.5 HR DRIVE



LAKE TAHOE

1 HR FLIGHT





UNLOCKING

ECONOMIC POTENTIAL OF IDLE AIRCRAFT & LOCAL AIRFIELDS.




Calgary
Regina
Winnipeg
ONTARIO
QUÉBEC
Quebec
Ottawa
MAINE
MONTANA
N.D.
MINN.
S.D.
Saint Paul
WIS.
MICH.
Toronto
WYO.
NEBR.
IOWA
Detroit
N.Y.
United States
OHIO
MO.
W.VA.
OKLA.
ARK.
N.M.
TEXAS
MISS.
ALA.
LA.
N.C.
S.C.
Tijuana
SON.
CHIH.
COA.
B.C.S.
N.L.
TAM.
SIN.
Mexico
Miami
Bahamas

SOFTWARE

MAKINGTHE JOY OF FLIGHT MORE ACCESSIBLE THAN EVER BEFORE.




Lassen National Forest
Chico
Reno
Yuba City
Lincoln
Sacramento
Stockton
San Francisco
Turlock
A San Carlos Airport KSQL
B Truckee-Tahoe Airport KTKF
1 flying
Monday, October 4
3h 39m / 208 mi
2h 2m / $177
1h 6m
CIRRUS SR22T
600 mi. range
seats 3
$990
PILATUS PC-12
1500 mi. range
seats 6
$2,300
RESERVE NOW for $330/seat





CONNECTING PASSENGERS, PLANE OWNERS & PILOTS, INTO AN INCREDIBLE **EXPERIENCE.**

BUILDING THE PROTOCOLS OF **TOMORROW**'S SUSTAINABLE ECOSYSTEM, **TODAY**.







FULL STACK
AVIATION AT THE EDGE

PASSENGERS

KinectAir enables anyone to book a small plane to wherever they wish to go, from their phone, **on-demand**.

PLANE OWNERS

Owners put their planes on network and we maintain, certify and insure them, and they **receive revenue** from passenger flights.

PILOTS

Pilots with commercial and/or military experience fly **their own schedules** as the front line of exceptional customer experience.

PUBLIC AIRPORTS

5000 airports are activated by KinectAir, putting the full economic energy of these public investments to work.

KINECTAIR A.I. DELIVERS **REALTIME,** DYNAMIC **PRICING.**



$
FLEET
VALUE
PILOTS
DEMAND
SCHEDULE
HISTORY
WEATHER
OPERATION


TECH DRIVES COST PER SEAT DOWN...
COST PER MILE PER SEAT
$10
$1
$0.5
PRIVATE CHARTER TODAY
KINECTAIR ON DEMAND 2022
KINECTAIR ELECTRIC 2025
0.1%
1%
>10%
% OF POPULATION WHO CAN AFFORD PRIVATE AVIATION
...OPENING THE SKIES TO MILLIONS OF NEW PASSENGERS.

GROWING NETWORKS *DRIVE SOFTWARE &* **REVENUE**



USA ATLANTIC SE

INDIVIDUALS & SHARED OWNERS SELF FINANCE

USA PACIFIC NW

LOCAL DOWN-PAYMENTS & COMMUNITY INVESTMENTS

USA REGION 3

INSTITUTIONAL CAPITAL FUNDS FLEET EXPANSION

UK + EUROPE

DECENTRALIZED, DECIMALIZED INVESTMENT

A **close-knit** team of world-class aviators & tech **entrepreneurs.**



Jonathan Evans
CEO



Ben Howard
CTO



Dan Gizzi
CFO



Lisa Christensen
CXO



Nick Rogers
Chief Commercial Officer



James Cooper
Chief Strategy Offcer



Johnny Corbett
CMO



Chris Rogers
Chief of Staff



John Hilmes
Director, Experience



Lillian Tucker
Director, Comms



Jeremy Sloan
Solutions Architect



Ranjeewa Weerasinghe
Software Architect



Anneke Tucker
Chief Aviation Officer



Conor Whitehead
Director, Flight Operations



Chuck Hagele
Director, Maintenance



Tim Williamson
Chief Pilot



Justin Burrell
Director, Safety



Matt Sattler
Strategist

***$41M** previously raised across relevant industries - with **multiple exits**.*

JOIN US AS WE OPEN THE SKIES.



JONATHAN EVANS
Founder & CEO

KINECT AIR
verizon
Skyward
U.S.ARMY



ANDY TUNG
Lead Investor,
Board Member

CATHAY PACIFIC
standard chartered
QBN CAPITAL



GREG GREELEY
Investor
former VP, Prime

amazon
WHEELS UP
airbnb



DAN TAYLOR
Investor
VP, Global Ads

Google



GUR KIMCHI
Vested Advisor
former VP, PrimeAir

amazon
Microsoft

Leadership, Investors & **Advisors** with extensive digital, transport & customer experience.

FEDERAL AVIATION ADMINISTRATION

FAA Part 135 Certification

- ✓ Pre-Application
- ✓ Formal Application
- ✓ Design Assessment
- *PENDING* Performance Assessment
- *PENDING* Administrative Functions

Universal Hydrogen

MOBILITY CAPITAL

ORIGO INVESTMENTS

WEFUNDER

jellyfish

VOLTAERO

Strategic partners in sustainable aviation, fleet finance, digital communications, insurance & aviation infrastructure.

YOUR INVESTMENT WILL

Invest on terms identical to those of our large network of professional investors.

WEFUNDER RAISE
$2 *MILLION*

VALUATION
$13 *MILLION*

KINECT AIR

Generate revenue through accelerated on-boarding of aircraft owners - starting in Atlanta/Florida network in January 2022.

Develop AI software to understand demand patterns and deliver dynamic, realtime pricing.

Craft exceptional experiences (including booking, payment & cutomer services).

Build critical talent teams (inc. Pilots, Software, Sales, Marketing and Customer Service).

Complete FAA Part 135 Certification and commence commercial passenger transactions.

OPEN THE SKIES